

January 6, 2025

Paul H. Sunu
Chief Executive Officer
Windstream Parent, Inc.
4005 Rodney Parham Road
Little Rock, AR 72212

> **Re: Windstream Parent, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed December 5, 2024**
> **File No. 333-281068**

Dear Paul H. Sunu:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 18, 2024 letter.

Amendment No. 3 to Form S-4 filed December 5, 2024

Information about New Uniti, page 60

1. We note your disclosure on page 60 states, "Non-recurring amounts in this context include the expected net income tax benefit relating to Uniti not qualifying as a REIT after the Closing and the tax impacts relating to the IRS Ruling Request." However, it appears that $986 million of the non-recurring gain recognized for the year ended December 31, 2023 relates to settlement of pre-existing relationships between Windstream and Uniti. Specifically, most of the gain is due to the structure of the business combination and Windstream and Uniti using different accounting for the same transactions. Please disclose this information in your filing.

Unaudited Pro Forma Condensed Combined Financial Information, page 72

2.	We continue to consider your responses to prior comments 6, 18 and 20 of your letter dated October 29, 2024 along with your responses to the related comments in your letter dated December 5, 2024.

3.	We note your response to prior comment 16. Please provide disclosure similar to your response in your unaudited pro forma financial information.

4.	Please explain in your filing why depreciation and amortization expense is decreasing while the property plant and equipment balance is increasing. Identify in your disclosure the assets that you assigned longer estimated useful lives and disclose the reasons for this change.

5.	Please explain in your filing why amortization expense is decreasing while the intangible asset balance is increasing. Disclose if you have lengthened the estimated useful lives and the reasons for this change.

Liquidity and Capital Resources Following the Merger, page 163

6.	We note your response to prior comment 21. However you did not address the second part of our comment which asked for you to discuss the covenant compliance obligations following the merger. Specifically, for each loan that has a financial covenant, disclose the maintenance leverage ratio and disclose what you believe will be the leverage ratio based on your unaudited pro forma financial statements.

Windstream Holdings II, LLC, page F-1

7.	We note disclosure on page 52 that "Windstream is facing claims... related to lead contained in copper network assets." Tell us how you considered ASC 450-20 with regards to this matter.

General

8.	With regard to the Merger, we note based on disclosure on page 96 that the Management Incentive Plan cash payments are estimated to be $21 million and the executive cash transaction bonus is estimated to be $20.1 million. Please disclose these estimated cash payments and who will receive them at the forefront of your filing.

      Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Jan Woo at 202-551-3453 with any other questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology

cc: Ben Pedersen, Esq.